Michael E. Storck

Partner

mstorck@lippes.com

July 19, 2013

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Ms. Pamela Long

Assistant Director

Re:	Gibraltar Industries, Inc.
Registration Statement on Form S-4
File No. 333-189243

Dear Ms. Long:

We have acted as counsel to the Gibraltar Industries, Inc. (the “Company”), in connection with the above-referenced Registration Statement filed on June 12, 2013 with the Securities and Exchange Commission under the Securities Act of 1933, as amended.

Gibraltar has requested that we respond to the comments identified in your Comment Letter, dated July 8, 2013 (“Comment Letter”), addressed to Brian J. Lipke, the Company’s Chairman and Chief Executive Officer. For your convenience the staff’s comments are set forth in italics followed by our responses.

Concurrently with the submission of this response to the Comment Letter, the Company is providing the requested supplemental letter, attached hereto as Exhibit A, and filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

General

1.	We note that you are registering the 6.25% senior subordinated notes due 2021 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response: In response to the Staff’s comments, we are providing a supplemental letter, attached hereto as Exhibit A, stating that the Company and the guarantors listed in the “Table of Additional Registrants” in the Registration Statement are registering the exchange offer in reliance on the Commission’s position contained

Ms. Pamela Long

Branch Chief

July 19, 2013

in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co., SEC No-Action Letter (June 5, 1991 and Shearman & Sterling, SEC No-Action Letter (July 2, 1993) and have included the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Terms of the Exchange Offer, page 25

2.	We note disclosure indicating that pursuant to the rule 14e-1(c) of the Exchange Act, you will promptly deliver the new notes “upon consummation of the exchange offer” or return the original notes if the exchange offer is withdrawn. Rule 14e-1(c) requires that you exchange the notes or return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document as necessary. We note that the third paragraph on page 28 contains the required disclosure.

Response: We have revised the document as requested and included these edits in Amendment No. 1.

Expiration Date; Extensions; Amendment, page 27

3.	We note disclosure that the offer will be open for 30 days after the commencement of the exchange offer. Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-l(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response: We hereby confirm that the offer will be open for at least 20 full business days to ensure compliance with the rule 14e-1(a) and that the expiration date of the offer will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

4.	As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. See Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-l(g)(3).

Response: We hereby confirm that this offer will be open at least through midnight on the twentieth business day. We have also revised the Prospectus in Amendment No. 1 to fix 12:00 a.m. rather than 5:00 p.m. as the expiration time of the exchange offer, which will be on the twenty first business day following commencement of the exchange offer.

Ms. Pamela Long

Branch Chief

July 19, 2013

5.	We note your reservation of the right to amend the terms of the offer. Please revise to indicate that, in the event of a material change in the offer, including the waiver of a material condition, you will extend the offer period if necessary so that at least five business days remain in the offer following notice of the material change.

Response: We have revised the prospectus in Amendment No. 1 to indicate that, in the event of a material change in the offer, including the waiver of a material condition, we will extend the offer period, if necessary, so that at least five business days remain in the offer following notice of a material change.

6.	You reserve the right “to delay the acceptance of any original notes.” Clarify in what circumstances you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-l(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response: In response to the Staff’s comment, we have revised page 27 of the Amendment to reflect that the Company will delay acceptance only due to an extension of the exchange offer. We also hereby confirm that any such delay will be consistent with Exchange Act Rule 14e-1(c).

7.	Please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Response: The reference on page 27 of the prospectus to oral notice has been revised to clarify that it applies only to notice given to the Exchange Agent. Any notice to the registered holders is to be given by press release consistent with Rule 14e-1(d).

Form of Letter of Transmittal – Exhibit 99.1

8.	Please delete the language in the first sentence on the second page of the letter of transmittal requiring the holder to acknowledge that he or she has “reviewed” the prospectus. Please also delete the language in the last two paragraphs on page six requiring the holder to acknowledge that he or she “understands” certain terms of the exchange offer.

Response: We have revised the letter of transmittal included in Amendment No. 1 as Exhibit 99.1 to delete the language the Staff asked the Company to delete.

Ms. Pamela Long

Branch Chief

July 19, 2013

Legal Opinion, Exhibit 5.1

9.	We note that counsel’s opinion expressly excludes all law other than federal law and the laws of the States of New York and Delaware. Please note our view that an opinion that a debt security or guarantee is a binding obligation necessarily encompasses the opinion that the registrant is validly existing, has the power to create the obligation and has taken the required stops to authorize entering into the opinion. As counsel is admitted to practice law in the State of New York, it may opine on New York law and we will not object to its opinion regarding Delaware law. However, you must file local counsel opinions for each subsidiary guarantor not organized or incorporated in New York or Delaware to opine that each such subsidiary guarantor is validly existing, has the power to create the guarantee obligation and has taken the required steps to authorize entering into the obligation under the law of the jurisdiction of organization. New York counsel may then rely on these opinions or assume matters involving local law. See Section II(B)(l)(e) of Staff Legal Bulletin No. l9 (CF) dated October 14,2011.

Response: We have obtained and filed as Exhibits to Amendment No. 1 local counsel opinions for each subsidiary not organized or incorporated in New York or Delaware consistent with the Staff’s Comment No. 9.

We believe the Company has fully addressed all of the staff’s comments. Please do not hesitate to contact me at 716-853-5100 ext. 369 if you have any questions.

Very truly yours,

Lippes Mathias Wexler Friedman, LLP

/s/ Michael E. Storck

Michael E. Storck

MES/ras

cc:	Kenneth W. Smith
Senior Vice President and Chief Financial Officer

Timothy F. Murphy
Vice President, Treasurer and Secretary

[LETTEHEAD OF GIBRALTAR INDUSTRIES, INC.]

EXHIBIT A

July19, 2013

VIA EDGAR SUBMISSION AND ELECTRONIC MAIL

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. Washington, D.C. 20549

Attention: Ms. Pamela Long, Branch Chief

Re:	Gibraltar Industries, Inc.
Registration Statement on Form S-4
Filed June 12, 2013
File No. 333-189243

Ladies and Gentlemen:

Gibraltar Industries, Inc., a Delaware corporation (the “Company”) is registering on its Registration Statement on Form S-4 (File No. 333-189243) an offer to exchange (the “Exchange Offer”) the Company’s privately placed 6.25% Notes due 2021 (CUSIP Nos. 374689AD9, 374689AE7 and U37484AB5) (collectively the “Original Notes”) for the Company’s 6.25% Senior Subordinated Notes due 2021 (CUSIP No. 374689 AF4) (the “Exchange Notes”) registered under the Securities Act of 1933, as amended (the “Securities Act”), in reliance on the position of the staff of the U.S. Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, the Company hereby represents to the Staff as follows:

(a) Neither the Company nor any of its affiliates have entered into any arrangement or understanding with any person to distribute the Exchange Notes to be received in the Exchange Offer and, to the best of the Company’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offer.

(b) In this regard, the Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if such person is participating in the Exchange Offer for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offer, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988) or interpretive letters of similar effect and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act, in connection with any secondary resale transaction.

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(c) The Company acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act, if the resales are of Exchange Notes obtained by such holder in exchange for Original Notes acquired by such holder directly from the Company. Neither the Company nor any affiliate of the Company has entered into any arrangement or understanding with any broker-dealer who holds Original Notes for its own account as a result of market-making activities or other trading activities, and who will receive Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, to distribute the Exchange Notes to be received in the Exchange Offer.

(d) The Company will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Original Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling, SEC No-Action Letter (July 2, 1993)) in connection with any resale of such Exchange Notes.

(e) The Company represents that, with respect to any broker-dealer that participates in the Exchange Offer with respect to Original Notes acquired for its own account as a result of market-making activities or other trading activities, each such broker-dealer must confirm that it has not entered into any arrangement or understanding with the Company or any affiliate of the Company to distribute the Exchange Notes.

(f) The Company will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

(i) A representation that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Notes; and

(ii) If the exchange offeree is a broker-dealer holding Original Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Original Notes pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Sincerely,

GIBRALTAR INDUSTRIES, INC.

By:	/s/ Timothy F. Murphy
Timothy F. Murphy
Vice President, Treasurer and Secretary

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